

March 2, 2010

Mr. T. Robert MacLean, Chief Executive Officer
Points International Ltd.
800-179 John Street
Toronto, Ontario, Canada M5T 1X4

> **Re: Points International Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 000-51509**

Dear Mr. MacLean

  We have completed our review of your Form 20-F and related filings have no further comments at this time on the specific issues raised.

        Sincerely,

        Mark P. Shuman
        Branch Chief-Legal